CUSIP No. 695113 10 0	13D	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

AMENDMENT NO. 3
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

PACIFICHEALTH LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695113 10 0

(CUSIP Number)

James Cavanaugh Hormel Health Labs, LLC 1 Hormel Place Austin, MN 55912 Tel: (507) 437-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

CUSIP No. 695113 10 0	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hormel Health Labs, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 695113 10 0	13D	Page 3 of 4 Pages

This Amendment No.3 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2005, and as further amended on August 31, 2005 and June 27, 2006 (the “Schedule 13D”) by Hormel Health Labs, LLC (“Hormel”) with respect to shares of common stock, $0.0025 par value (the “Common Stock”), of PacificHealth Laboratories, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 100 Matawan Road, Suite 420, Matawan, NJ 07747. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

This Amendment No. 3 to the Schedule 13D terminates the filing obligations of Hormel, because Hormel is currently the beneficial owner of less than 5% of the Common Stock.

Item 4.   Purpose of Transaction.

Not applicable.

Item 5.   Interest in Securities of the Issuer.

On January 5, 2007, Hormel sold all 909,091 shares of its Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with its acquisition of securities of the Company in January 2005, the Company and Hormel Health Labs entered into an Investors’ Rights Agreement. Also in connection with the the securities acquisition, the Company, Hormel Health Labs and Dr. Robert Portman, PacificHealth’s Chairman and Chief Scientific Officer, entered into a Right of First Refusal and Co-Sale Agreement on January 28, 2005. Effective January 5, 2007, the Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement were terminated by the parties.

CUSIP No. 695113 10 0	13D	Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of January 19, 2007.

/s/ James W. Cavanaugh Name: James W. Cavanaugh Title: Senior Vice President and General Counsel